Letter Agreement
Conquer Risk Managed Volatility Fund
Conquer Risk Tactical Rotation Fund
Conquer Risk Tactical Opportunities Fund

October 28, 2021

TO: PFS Funds

1939 Friendship Drive, Suite C

El Cajon, CA 92020

Dear Ladies and Gentlemen:

Pursuant to a Services Agreement dated as of June 24, 2020, and amended October 28, 2021, between PFS Funds (the “Trust”), a Massachusetts business trust, and Potomac Fund Management, Inc. (the “Advisor”), effective November 1, 2021, the Advisor receives a fee of 0.50% of a Fund’s average daily net assets up to $25 million, 0.20% of a Fund’s average daily net assets from $25 million to $100 million, and 0.10% of such assets in excess of $100 million for services provided under the Services Agreement and is also obligated to pay the operating expenses of each Fund excluding management fees, brokerage fees and commissions, 12b-1 fees (if any), taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), ADR fees, the cost of acquired fund fees and expenses and extraordinary expenses

Effective November 1, 2021, the Advisor hereby contractually agrees to waive a portion of its Services Fee, on behalf of the Conquer Risk Managed Volatility Fund, the Conquer Risk Tactical Rotation Fund, and the Conquer Risk Tactical Opportunities Fund (each a “Fund”), in order to limit the Service Fee to 0.40% of a Fund’s average daily net assets through October 31, 2022. The waiver will automatically terminate on October 31, 2022 unless this Letter Agreement is renewed by the Advisor. The Advisor may not terminate this Letter Agreement prior to October 31, 2022. The Letter Agreement may be terminated as it relates to a Fund or all the Funds by the Board of Trustees.

Very truly yours,

Potomac Fund Management, Inc.

By: /s/ Manish Khatta

Print Name: Manish Khatta

Title: President

Acceptance: The foregoing Letter Agreement is hereby accepted.

PFS Funds

By: /s/ Jeffrey R. Provence

Print Name: Jeffrey R. Provence

Title: Trustee, Secretary and Treasurer